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Exhibit (e)(1)

AGREEMENT

        This AGREEMENT (the "Agreement"), dated as of July 18, 2003, is made by and among Methode Electronics, Inc., a Delaware corporation (the "Company"); Marital Trust No. 1 and Marital Trust No. 2 each created under the William J. McGinley Trust (the "Trusts"); Jane R. McGinley Trust, Margaret J. McGinley, James W. McGinley, and Robert J. McGinley (individually, a "Stockholder" and collectively with the Trusts, the "Stockholders").

RECITALS:

        WHEREAS, the Stockholders are the record and beneficial owners of those shares of Class B Stock (as defined below) set forth opposite the Stockholder's name on Exhibit A attached hereto (as may be adjusted from time to time pursuant to Section 10(e) hereof, together with any other shares of Class B Stock acquired after the date hereof, the "Subject Shares");

        WHEREAS, Dura Automotive, Inc. has commenced a tender offer (the "Dura Offer") for the outstanding Class B Stock (as defined below), and the Stockholders have indicated their willingness to effect a transaction which the Special Committee (as hereinafter defined) does consider to be in the best interests of the Company;

        WHEREAS, subject to the terms and conditions of this Agreement, the Company will purchase 750,000 shares of Company's Class B common stock, par value $0.50 per share (the "Class B Stock"), at a purchase price of $22.75 per share in cash (the "Purchase Price"), from the Stockholders (the "Stock Purchase"), and Merger Sub will be merged with and into the Company and, pursuant to that merger (the "Merger"), each then outstanding share of Class B Stock shall be automatically converted into the right to receive $23.55 per share in cash (the "Merger Price") and each share of the Company's Class A common stock, par value $0.50 per share (the "Class A Stock") will remain outstanding;

        WHEREAS, the Company's Board of Directors has unanimously (except for directors James W. McGinley, Robert J. McGinley, and Roy M. Van Cleave who recused themselves from the deliberations and decisions) approved and determined to be in the best interests of the Company and its shareholders, this Agreement and the transactions contemplated hereby, pursuant to which a special committee (the "Special Committee") of the Company's board of directors, consisting solely of directors elected by the holders of the Class A Stock, has determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of the holders of the Class A Stock;

        WHEREAS, the Stockholders agree, subject to the terms and conditions of this Agreement, to vote the Subject Shares in support of the Merger and have agreed to certain other matters with respect to the Subject Shares; and

        WHEREAS, TM Capital Corp., financial advisor to the Special Committee, has delivered its opinion to the Special Committee that the Stock Purchase and Merger are fair from a financial point of view to the holders of the Class A Stock.

        NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereby agree as follows:

        Section 1.    The Stock Purchase.

        (a)   Purchase.    Subject to the terms and conditions of this Agreement, the Company agrees to purchase from each of the Stockholders that number of shares indicated as Purchased Shares on Exhibit A (collectively, the "Purchased Shares") and each Stockholder agrees to sell, free and clear of all liens or encumbrances, such portion of the Purchased Shares as indicated on Exhibit A.

        (b)   Purchase Price.    The Company agrees to pay at the Stock Purchase Closing (i) to each Stockholder the Purchase Price in consideration for each Purchased Share being purchased from such Seller, for an aggregate purchase price equal to $17,062,500 for the Purchased Shares (the "Aggregate Purchase Price"). The Aggregate Purchase Price shall be payable in cash by wire transfer to the Stockholders, in accordance with written instructions of the Stockholders given to the Company prior to the Stock Purchase Closing.

        (c)   The Closing.    The closing of the Stock Purchase (the "Stock Purchase Closing") shall take place at the offices of Lord, Bissell & Brook, 115 South LaSalle Street, Chicago, Illinois 60603 at 10:00 a.m. on July 21, 2003 or such other date or place as the parties may mutually determine.

        (d)   Deliveries at the Closing.    At the Stock Purchase Closing, each of the selling Stockholders will deliver to the Company duly executed stock powers (affixed with all required stamps evidencing payment of transfer duties) and any other documents appropriate to effect the simultaneous transfer of the Purchased Shares. Upon the Stock Purchase Closing the Purchased Shares shall be retired and returned to the status of authorized but not issued and outstanding shares. The Stockholders will take any further action as is reasonable and necessary to effect the immediate transfer of the Purchased Shares to the Company.

        Section 2.    The Merger

        (a)   The Merger.    Subject to the terms and conditions of this Agreement, at the Effective Time, Methode Merger Corporation, a Delaware corporation wholly owned by the Company ("Merger Sub") will merge with and into the Company, with the Company as the surviving corporation in the Merger (the "Surviving Company"), and the separate existence of Merger Sub shall thereupon cease.

        (b)   Effective Time of the Merger.    The Merger shall become effective upon the filing, or otherwise at a time agreed by the parties, of a properly executed certificate of merger duly filed with the Secretary of State of the State of Delaware (the "Certificate of Merger"), which filing shall be made as soon as practicable after the closing of the transactions contemplated by this Agreement (the "Merger Closing"). As used in this Agreement, the term "Effective Time" shall mean the date and time when the Merger becomes effective, as set forth in the Certificate of Merger.

        (c)   Effects of the Merger.    The Merger shall have the effects set forth in the applicable provisions of the DGCL.

        (d)   Closing.    Subject to the terms and conditions of this Agreement, the Merger Closing will take place at the offices of Lord, Bissell & Brook, 115 South LaSalle Street, Chicago, Illinois 60603 at 10:00 A.M. on the third business day following the satisfaction or waiver (subject to applicable law) of the conditions set forth in Section 8 (excluding conditions that, by their nature, cannot be satisfied until the Merger Closing), unless this Agreement has been theretofore terminated pursuant to its terms or unless another place, time or date is agreed to by the parties hereto.

        (e)   Certificate of Incorporation.    (a) At and after the Effective Time, the Restated Certificate of Incorporation of the Company shall be amended in the Merger to provide, inter alia for a single class of common stock and such other terms as approved by the Company's Board of Directors.

        (f)    [RESERVED]

        (g)   Directors.    The directors of the Company immediately prior to the Effective Time, other than James W. McGinley and Roy Van Cleave, shall be the directors of the Surviving Corporation.

        (h)   Effects.    At the Effective Time, by virtue of the Merger and without any action on the part of any holder of any capital stock of the Company:

    (i)
    Each share of Class B Stock issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive the Merger Price in cash.

    (ii)
    Each share of Class A Stock issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock ("New Common Stock") of the Surviving Corporation.

    (iii)
    Each issued and outstanding share of capital stock of Merger Sub shall be cancelled.

        (i)    Exchange Procedures.    Prior to the Effective Time, the Company shall appoint a commercial bank or trust company, or a subsidiary thereof to act as exchange agent for the purpose of exchanging shares of Class B Stock for the Merger Price (the "Exchange Agent"). Promptly after the Effective Time, the Company shall cause the Exchange Agent to mail to each holder of a share of Class B Stock (a) a letter of transmittal that shall specify that delivery shall be effected, and risk of loss and title to the shares of Class B Stock shall pass, only upon proper delivery of the certificates, if any, representing such shares of Class B Stock to the Exchange Agent, and which letter shall be in customary form and have such other provisions as the Company may reasonably specify. Upon surrender of a certificate representing a share of Class B Stock to the Exchange Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such certificate, in the case of a certificate representing a share of Class B Stock, shall be entitled to receive in exchange therefor a check in the amount equal to the cash that such holder has the right to receive pursuant to the provisions of this Section 2. No interest will be paid or will accrue on any cash payable pursuant to Section 2 unless the Exchange Agent or the Company shall have breached its obligation to pay the consideration hereunder. At and after the Effective Time certificates representing shares of Class A Stock shall be deemed for all purposes to represent shares of New Common Stock, provided that if an exchange of certificates formerly representing shares of Class A Stock for certificated representing New Common Stock is required by law or applicable rule or regulation, the Surviving Corporation will arrange for such exchange on a share-for-share basis pursuant to reasonable and customary exchange procedures.

        (j)    No Liability.    To the fullest extent permitted by law, none of the Company, Merger Sub, or the Exchange Agent shall be liable to any Person in respect of any payments of the Merger Price delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

        (k)   Lost Certificates.    If any certificate representing shares of Class B Stock or Class A Stock shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and, if required by the Company, the posting by such Person of a bond in such reasonable amount as the Company may direct as indemnity against any claim that may be made against it with respect to such certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed certificate the Merger Price with respect to the shares of Class B Stock formerly represented thereby or the New Common Stock with respect to the shares of Class A Stock formerly represented thereby, as the case may be.

        (l)    Withholding Rights.    The Company shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of U.S. federal, state or local or foreign tax law.

        (m)  Appraisal Rights.    Notwithstanding anything to the contrary herein, any holder of shares of Class B Stock (other than any Stockholder) who perfects such holder's appraisal rights in accordance with and as contemplated by Section 262 of the Delaware General Corporation Law shall be entitled to receive, in lieu of the Merger Price applicable to such holder's shares, the value of such shares in cash as determined pursuant to such statute; provided, however, that no such payment shall be made to any dissenting holder unless and until such dissenting holder has complied with the applicable provisions of the Delaware General Corporation Law and surrendered to the Surviving Corporation the certificate or certificates representing the shares of Class B Stock for which payment is being made. Each

Stockholder hereby waives any appraisal right it may have in connection with the transactions contemplated hereby, but not with respect to any Superior Proposal that may be pursued by Company in accordance with this Agreement.

        Section 3.    The Meeting.    (a) The Company shall call a special meeting of the Company's shareholders as soon as reasonably practicable for the purpose of obtaining approval of the Merger by the affirmative vote of a majority of the outstanding shares (the "Stockholder Approval") and use its reasonable best efforts to obtain the Stockholder Approval, including the use of a proxy statement in which the Board of Directors and the Special Committee recommend to the holders of Class A Stock and the holders of Class B Stock to vote for the approval of the Merger; provided, however, that the Board of Directors shall not be required to call, or to hold, such meeting, nor shall the Stockholders be required to vote for the Merger, and the Board of Directors or the Special Committee shall be permitted to enter into discussions or negotiations with, any person that previously has made an unsolicited bona fide written Acquisition Proposal (as defined below) if, and only to the extent that, (A) the Company Board, after consultation with and having considered the written advice of its legal counsel, determines in good faith that (x) such Acquisition Proposal would, if consummated, constitute a Superior Proposal (as hereinafter defined), and (y) such action is necessary for the Company Board to comply with its duties to the Company's stockholders under applicable Law, (B) the Special Committee, after consultation with and having considered the written advice of its legal counsel, determines in good faith that such Acquisition Proposal would, if consummated, be fair to and in the best interests of the holders of the Company's Stock and (C) prior to taking such action, the Company receives from such person an executed confidentiality agreement in reasonably customary form. In addition, either of the Special Committee or the Board of Directors shall be permitted to withdraw, modify or propose to withdraw or modify its recommendation of the Merger if its fiduciary duties require.

        (b)   For purposes of this Agreement, a "Superior Proposal" means any bona fide Acquisition Proposal not directly or indirectly initiated or solicited by the Stockholders or the Company, or encouraged or facilitated by the Stockholders which the Company Board of Directors determines in its good faith judgment (after having received the advice of an investment banker), taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal, (i) would, if consummated, result in a transaction that is more favorable to the Company's stockholders (in their capacity as stockholders), from a financial point of view, than the Merger and (ii) is reasonably capable of being completed;

        (c)   For purposes of this Agreement, an "Acquisition Proposal" means an inquiry, offer or proposal regarding any of the following (other than the Merger) involving the Company: (i) any merger, consolidation, share exchange, recapitalization, business combination or other similar transaction; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of all or substantially all the assets of the Company and its subsidiaries, taken as a whole, in a single transaction or series of related transactions; (iii) any tender offer or exchange offer for fifty percent (50%) or more of the outstanding shares of Class A Stock or Class B Stock or the filing of a registration statement under the Securities Act in connection therewith; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

        Section 4.    Agreements of the Stockholders.

        (a)   Each Stockholder hereby agrees that, from and after the date hereof, at any meeting of the stockholders of the Company, however called, or in connection with any written consent of the stockholders of the Company, such Stockholder shall appear at each such meeting, in person or by proxy, or otherwise cause such Stockholder's Subject Shares issued and outstanding to be counted as present thereat for purposes of establishing a quorum, and subject to Section 3, such Stockholder shall vote (or cause to be voted) or act (or cause to be acted) by written consent with respect to all of such

Stockholder's Subject Shares issued and outstanding, (i) in favor of the Merger and the approval of the terms thereof and each of the other actions contemplated by this Agreement, and any other action reasonably requested by the Company in furtherance thereof; (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of such Stockholder or Company contained in this Agreement; (iii) against any Acquisition Proposal (other than the Merger) or any proposal made by any person other than the Company or any of its affiliates (other than any Stockholder) and (iv) against any proposal to amend Company's Certificate of Incorporation or By-Laws in a manner that is materially adverse to the Stockholders. Each Stockholder also agrees to vote as provided in Section 4(b) on all matters submitted to stockholders.

        (b)   PROXY.    IN ORDER TO SECURE THE OBLIGATIONS OF THE STOCKHOLDERS PROVIDED FOR IN SECTION 4(a), THE STOCKHOLDERS HEREBY GRANT THE FOLLOWING PROXY. FOR SO LONG AS THIS AGREEMENT IS IN EFFECT, EACH STOCKHOLDER HEREBY GRANTS TO, AND APPOINTS, JAMES ASHLEY, DONALD DUDA AND DOUG KOMAN, EACH OF THEM INDIVIDUALLY, SUCH STOCKHOLDER'S PROXY AND ATTORNEY-IN-FACT (WITH FULL POWER OF SUBSTITUTION) TO VOTE OR ACT BY WRITTEN CONSENT, TO THE FULLEST EXTENT PERMITTED BY AND SUBJECT TO APPLICABLE LAW, WITH RESPECT TO THE SUBJECT SHARES ISSUED AND OUTSTANDING. THIS PROXY IS COUPLED WITH AN INTEREST AND SHALL BE IRREVOCABLE. EACH STOCKHOLDER WILL TAKE SUCH FURTHER ACTION OR EXECUTE SUCH OTHER INSTRUMENTS AS MAY BE NECESSARY TO EFFECTUATE THE INTENT OF THIS PROXY AND HEREBY REVOKES ANY PROXY PREVIOUSLY GRANTED BY SUCH STOCKHOLDER WITH RESPECT TO THE SUBJECT SHARES. NOTWITHSTANDING THE FOREGOING, THE PROXY HEREIN PROVIDED SHALL NOT BE USED TO REMOVE A DIRECTOR AND SHALL BE USED TO INSURE THAT JAMES MCGINLEY, ROBERT MCGINLEY AND ROY VAN CLEAVE SHALL REMAIN DIRECTORS UNTIL THE EFFECTIVE TIME. EXCEPT AS DESCRIBED IN SECTIONS 3 AND 4(A), OR ANY SUCH SIMILAR MEETING OR ACTION BY WRITTEN CONSENT AS TO WHICH MATTERS SUCH PROXY HOLDER SHALL VOTE THE SUBJECT SHARES SO AS TO COMPLY WITH SUCH SECTIONS, SUCH PROXY SHALL BE EXERCISED WITH RESPECT TO ALL MATTERS SUBMITTED TO THE SHAREHOLDERS OF THE COMPANY IN PROPORTION TO THE VOTE OR CONSENT OF THE HOLDERS OF THE SHARES OF CLASS A STOCK ACTUALLY VOTING WITH RESPECT TO SUCH MATTER (AND WITH RESPECT TO ANY MATTERS SUBMITTED ONLY TO THE HOLDERS OF CLASS B STOCK, SUCH PROXY WILL BE VOTED AS DIRECTED BY THE HOLDERS OF CLASS A STOCK).

        (c)   Stockholder Information.    Each Stockholder hereby agrees to permit the Company to publish and disclose to the extent the Company determines, based on the advice of counsel, is required by law in the relevant documents prepared for a meeting of Company stockholders (the "Meeting Documents") its identity and ownership of shares of Class B Stock and the nature of its commitments, arrangements and understandings under this Agreement. Each Stockholder and its counsel shall be given a reasonable opportunity to review and comment on the Meeting Documents before the filing thereof with the Securities and Exchange Commission (the "SEC").

        (d)   No Inconsistent Agreements.    Except as contemplated by this Agreement, each Stockholder shall not enter into any tender, voting or other agreement, or grant any option, proxy or power of attorney, with respect to the Subject Shares that is inconsistent with this Agreement or otherwise take any other action that would in any way restrict, limit, interfere with or frustrate the performance of its obligations hereunder or the transactions contemplated hereby or the completion of the transactions contemplated hereby.

        (e)   No Transfer of Subject Shares.    Each Stockholder agrees not to transfer (except for the sale of Subject Shares pursuant to the Stock Purchase and for transfers among the Stockholders) record ownership or beneficial ownership of any Subject Shares or any interest therein, without the Company's prior written consent and the approval of the Company's Class A Directors provided that any Stockholder may transfer beneficial ownership by death or disability or by substitution of special fiduciaries or trustees provided such transferee (and any subsequent transferee) is bound by this Agreement. For the purposes of this Agreement, the term "transfer" includes, without limitation, any sale, assignment, grant, transfer, gift, pledge, creation of a lien, security interest, mortgage, trust, charge, claim, equity, right of first refusal, limitation on disposition, adverse claim of ownership or use or encumbrance of any kind or other disposition of any Subject Shares or any interest of any nature therein. At the Company's request, each Stockholder shall present to the Company the stock certificates representing its Shares for the purpose of placing an appropriate legend concerning the restrictions on transfer and voting imposed hereby. Each Stockholder shall not request that the Company register the transfer (book-entry or otherwise) of any certificate or uncertificated interest representing any of the Subject Shares.

        (f)    Other Restrictions.    Each Stockholder agrees not to, (a) act in concert with any other Person (other than the Stockholders and fiduciaries for the Stockholders in a manner consistent with the terms of this Agreement) by becoming a member of a 13D Group; (b) solicit, initiate or participate in any "solicitation" of "proxies" or become a "participant" in any "election contest" (as such terms are defined or used in Regulation 14A under the 1934 Act); or (c) call, or participate in a call for, any special meeting of stockholders of the Company; or participate in or solicit stockholders of the Company for the approval of, one or more stockholder proposals; assist, advise or act in concert with any Person with respect to, or seek to do, any of the foregoing. For purposes of this Section 4, "13D Group" shall mean any group of Persons acquiring, holding, voting or disposing of Class A Stock or Class B Stock which would be required under Section 13(d) of the 1934 Act and the rules and regulations thereunder (as in effect, and based on legal interpretations thereof existing, on the date hereof) to file a statement on Schedule 13D with the SEC as a "person" within the meaning of Section 13(d)(3) of the 1934 Act if such group beneficially owned Class A Stock or Class B Stock representing more than 5% of any class of shares of voting capital stock then outstanding; provided, that nothing in this Agreement shall limit the obligations of the Stockholders set forth in Sections 3, 4(a) and 4(b) or the ability of the Stockholders to confer and communicate with each other and their advisors and representatives with regard to the subject shares provided that such Stockholders shall cause its advisors and representatives to comply with this Agreement.

        (g)   No Solicitation.    Each Stockholder agrees that it shall not, nor shall it authorize or knowingly permit any of its advisors or representatives to, (i) participate in any discussions with any third person regarding or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal to sell or otherwise transfer any of the Subject Shares, or (ii) solicit, initiate or knowingly facilitate or encourage any Acquisition Proposal other than the Merger (provided that for purposes of this Section 4(g) the reference in clause (iii) of the definition of Acquisition Proposal to fifty percent (50%) shall be deemed to be a reference to twenty percent (20%)). Each Stockholder agrees that if at any time such Stockholder is approached, directly or indirectly, by any third person concerning any Acquisition Proposal, such Stockholder will immediately inform the Company in writing of the nature of such contact (including, in each case, the specific terms and status thereof and the identity of the other person or persons involved) and promptly furnish to the Company a copy of any written proposal, and except as expressly approved in writing by the Company, will not enter into any discussions or arrangements with such party with respect to any of the foregoing.

        (h)   Alternative Transaction Structure.    In the event that the Company determines that it is in the Company's or its stockholders' best interests to not effect the Merger but to effectuate the acquisition by the Company of the Subject Shares issued and outstanding and elimination of the Company's dual class stock structure by a different means, the Stockholders agree to cooperate with the Company and support an alternative transaction structure so long as such alternative transaction would reasonably be expected to be consummated more promptly than the Merger and in any event no later than the End Date, the Stockholders and the other Class B stockholders would receive aggregate cash consideration in respect of the purchase of their Class B Shares not less than the aggregate cash consideration that such stockholders would receive in the Merger, and without the Stockholders incurring significant additional risk of Claims or different tax consequences from the Merger.

        Section 5.    Representations and Warranties of the Company.

        In order to induce the Stockholders to enter into this Agreement, the Company hereby represents and warrants to each Stockholder as follows:

        (a)   Corporate Power and Authority.    The Company is duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite corporate power and authority to enter into and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement by the Company have been duly authorized by all necessary corporate action on the part of the Company. This Agreement has been duly executed and delivered by the Company and (assuming due authorization, execution and delivery by each Stockholder) constitutes the legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms subject to (i) applicable bankruptcy, insolvency, fraudulent conveyance and other similar laws and (ii) general principles of equity, including equitable defenses and limits as to the availability of equitable remedies, whether such principles are considered in a proceeding at law or in equity.

        (b)   Capitalization.    As of the date of this Agreement, the Company's authorized capital stock consists solely of (i) 50,000 shares of Series A, junior participating preferred stock, par value $100 per share (the "Preferred Stock"), (ii) 100,000,000 shares of Class A Stock, and (iii) 5,000,000 shares of Class B Stock. As of June 10, 2003, (i) no shares of Preferred Stock were issued and outstanding, (ii) 35,007,496 shares of Class A Stock were issued and outstanding, and (iii) 1,087,317 shares of Class B Stock were issued and outstanding.

        (c)   Conflicts; Consents and Approvals.    The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement do not and will not (i) violate, conflict with, or result in a breach of any provision of, or constitute a default under, the Company's Restated Certificate of Incorporation, as amended, or By-laws; (ii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with the giving of notice or lapse of time or both, would become a default) under, or entitle any party to terminate, accelerate, modify or call a default under, or result in the creation of any encumbrance upon any of the Company's properties or assets under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, contract, undertaking, agreement, lease or other instrument or obligation to which the Company is a party; (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company; or (iv) other than the required filings with the SEC, require any action or consent or approval of, or review by, or registration or material filing by the Company with, any third party or any local, state or federal court, arbitral tribunal, administrative agency or commission or other governmental or regulatory body, agency, instrumentality or authority, except, with respect to clauses (ii), (iii) and (iv), as would not would reasonably be expected to, individually or in the aggregate, prevent, materially impair or materially delay the consummation of the transactions contemplated hereby.

        (d)   Litigation.    Except for that certain lawsuit filed in Delaware Chancery Court (C.A. No. 19899) naming the Company and its directors as of August 19, 2002 as defendants ("Litigation"), as of the date hereof, to the Company's knowledge, there are no actions, suits or proceedings pending or threatened against the Company (or any of its properties, rights or franchises), at law or in equity, or before any federal or state commission, board, bureau, agency, regulatory or administrative instrumentality or other governmental authority or any arbitrator or arbitration tribunal, that would reasonably be expected to, individually or in the aggregate, prevent, materially impair or materially delay the consummation of the transactions contemplated hereby.

        Section 6.    Representations and Warranties of the Stockholders.

        In order to induce the Company to enter into this Agreement, each Stockholder represents and warrants to the Company as follows:

        (a)   Title to Subject Shares.    Each Stockholder is the record and/or beneficial owner of the Subject Shares listed opposite such Stockholder's name on Exhibit A hereto and has full and unrestricted power to dispose of and to vote such Subject Shares. The Subject Shares and the certificates, if any, representing the Subject Shares are now and except to the extent sold in the Stock Purchase at all times during the term hereof will be held by each Stockholder, or by a nominee or custodian for the benefit of the Stockholder, free and clear of all liens, adverse claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever (including any contractual restriction on the right to vote, sell or otherwise dispose of such Subject Shares), except for any such encumbrances or proxies arising hereunder.

        (b)   Authority.    Each Stockholder has the necessary and sufficient right and authority to enter into and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement by it has been duly authorized by all necessary action on its part. This Agreement has been duly executed and delivered by each Stockholder and (assuming due authorization, execution and delivery by the Company) constitutes the legal, valid and binding obligation of each such Stockholder, enforceable against it in accordance with its terms subject to (i) applicable bankruptcy, insolvency, fraudulent conveyance and other similar laws and (ii) general principles of equity, including equitable defenses and limits as to the availability of equitable remedies, whether such principles are considered in a proceeding at law or in equity.

        (c)   Conflicts; Consents and Approvals.    With respect to each Stockholder, the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement do not and will not: (i) conflict with, or result in a breach of any provision of or, constitute a default under, its trust agreement, if applicable; (ii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with the giving of notice or lapse of time or both, would become a default) under, or entitle any party to terminate, accelerate, modify or call a default under, or result in the creation of any encumbrance upon any of its properties or assets under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, contract, undertaking, agreement, lease or other instrument or obligation to which it is a party; (iii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to it; or (iv) require any action or consent or approval of, or review by, or registration or material filing by it with, any third party or any local, state or federal court, arbitral tribunal, administrative agency or commission or other governmental or regulatory body, agency, instrumentality or authority except, with respect to clauses (ii), (iii) and (iv), as would not have a material adverse effect on such Stockholder.

        (d)   Litigation.    Except for the Litigation, as of the date hereof, to the knowledge of each Stockholder, there are no actions, suits or proceedings pending against or threatened such Stockholder (or any of its properties, rights or franchises), at law or in equity, or before any federal or state commission, board, bureau, agency, regulatory or administrative instrumentality or other governmental authority or any arbitrator or arbitration tribunal, that would reasonably be expected to, individually or in the aggregate, prevent, materially impair or materially delay the consummation of the transactions contemplated hereby.

        (e)   Adequate Access.    Each Stockholder acknowledges that the Company has provided it with adequate access to financial and other information concerning the Company and that it has been afforded the opportunity to ask such questions and receive such other information from Company representatives as it deems necessary in order to evaluate whether to enter into this Agreement.

        Section 7.    Additional Covenants.

        (a)   Director Resignations.    Each of the Stockholders will use its reasonable best efforts to cause James W. McGinley and Roy Van Cleave to resign from the Company's Board of Directors effective as of the Effective Time. At the Company's request, the Stockholders shall take all lawful action, including the execution and delivery of a written consent, to remove such directors, in each case, effective as of the Effective Time.

        (b)   Indemnification.    (i) The Company hereby agrees to indemnify, defend and hold harmless each Stockholder and its trustees, fiduciaries, directors, officers, agents, advisors, representatives and employees (each, a "Stockholder Indemnitee") from and against all reasonable attorneys' and other professional fees and expenses ("Defense Costs") incurred by such Stockholder Indemnitee arising out of or resulting from any third party allegation, claim, action, suit, complaint, demand, litigation or legal or administrative proceeding ("Claims") including Claims brought derivatively on behalf of the Company (whether commenced or threatened) alleging any wrongful action or inaction by such Stockholder Indemnitee in its capacity as a Stockholder or any wrongful action or inaction by a trustee, fiduciary, director, manager, officer, agent, advisor representative or employee of a Stockholder taken in connection with any alleged wrongful action by such Stockholder in such capacity, in each case in connection with the authorization, execution, delivery and performance of this Agreement by the Stockholders, except to the extent that such Stockholder Indemnitee is determined by a final unappealable determination of a Court to have engaged in intentional misconduct or to have unilaterally acted in bad faith in connection with any such Claim. To the extent permitted by applicable law, the Company shall advance the Defense Costs for which a Stockholder Indemnitee is entitled to be indemnified hereunder promptly after the receipt by the Company of a statement requesting such advances, accompanied by a written undertaking by such Stockholder Indemnitee to repay such advance to the extent that it is ultimately so determined that Stockholder Indemnitee is not entitled to be indemnified by the Company pursuant hereto.

           (ii)  The obligations and liabilities of the Company pursuant to this Section 7(b) with respect to Claims will be subject to the following terms and conditions: (A) a Stockholder Indemnitee will give the Company prompt notice of any Claims asserted against such Stockholder Indemnitee, directly or indirectly, and thereupon the Company will undertake the defense thereof by representatives of the Company's choosing which are reasonably satisfactory to such Stockholder Indemnitee; provided that the failure of any Stockholder Indemnitee to give notice as provided in this Section 7(b)(ii) shall not relieve the Company of its obligations under this Section 7(b), except to the extent that such failure has materially and adversely affected the rights of the Company or the Company's ability to defend the Claims; (B) if within a reasonable time after notice of any Claim, the Company fails to defend such Claim, such Stockholder Indemnitee will have the right to undertake the defense, compromise or settlement of such Claim and the Company shall pay the Defense Costs of such Stockholder Indemnitees in connection with such Claim, subject to such Stockholder Indemnitees providing the undertaking described in the last sentence of Section 7(b)(i); (C) with respect to any Claim, the Stockholder Indemnitees will have the right to employ one counsel of their choice (in each applicable jurisdiction, if more than one jurisdiction is involved) to represent the Stockholder Indemnitees if, in their reasonable judgment, a conflict of interest between the Stockholder Indemnitees and the Company exists in respect of such Claim, and in that event the Defense Costs of such separate counsel shall be paid by the Company pursuant to and subject to the provisions of Section 7(b)(i); (D) neither the Company nor any Stockholder Indemnitee will, without the prior written consent of the other, settle or compromise any Claim or consent to entry of any judgment relating to any such Claim if such settlement or compromise will impose a liability or obligation on the other of the Company or the Stockholder Indemnitee; and (E) the Company will provide the Stockholder Indemnitees reasonable access to all records and documents of the Company relating to any Claim subject to the execution and delivery of an appropriate confidentiality agreement.

          The indemnification obligations provided under this Section 7(b)shall survive any termination or expiration of the Merger or this Agreement other than as a result of a material breach of this Agreement by the Stockholders.

          (iii)  The indemnification rights provided for under this Section 7(b) are in addition to and not in lieu of any other rights to indemnification or contribution that a Stockholder Indemnitee may have from the Company or any other party.

        Section 8.    Conditions Precedent.

        Conditions to the Stockholders' Obligations.    The obligations of each Stockholder and the Company under this Agreement to consummate the Merger shall be subject to the condition that no decree, temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction preventing the Stockholders or the Company from performing its obligations under this Agreement shall be in effect; provided, however, that the Stockholders and the Company shall each use all reasonable efforts to prevent the entry of any such injunction or other order and to appeal as promptly as possible any injunction or other order that may be entered. In addition, the obligation of the Company under this Agreement to consummate the Merger shall be subject to the further condition that the Company shall have received the Stockholder Approval.

        Section 9.    Termination.

        (a)   Termination.    Anything contained herein to the contrary notwithstanding, this Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Effective Time:

  (i)
  By mutual written consent of the Company (as approved by the Special Committee) and the Trusts;

  (ii)
  By the Company or the Trusts if the Merger has not been completed by the Company on or prior to December 18, 2004 (the "End Date"); or

  (iii)
  By the Trusts if the Stock Purchase Closing has not been completed within 48 hours of the scheduled Stock Purchase Closing date.

provided, however, that the right to terminate this Agreement under clauses (ii) and (iii) above shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or results in, the failure of the Merger to be completed prior to such date.

        (b)   Notice of Termination.    In the event of termination by the Company or the Trusts pursuant to this Section 9, written notice thereof shall forthwith be given to the other party or parties and the transactions contemplated by this Agreement shall be terminated, without further action by any party.

        (c)   Effect of Termination.    If this Agreement is terminated and the transactions contemplated hereby are abandoned as described in this Section 9, this Agreement shall become void (except that the transactions effected at the Stock Purchase Closing shall not be affected by such termination) and of no further force and effect. However, nothing in this Section 9 shall be deemed to release any party from any liability for any breach by such party of the terms and provisions of this Agreement or to impair the right of any party to compel specific performance by another party of its obligations under this Agreement.

        (d)   End Date Rights.    At any time during the period from the tenth to the sixth day prior to the End Date, the Company shall have the right, exercisable by written notice to the Stockholders, to require that the Stockholders sell and transfer to the Company or a person or entity designated by the Company all but not less than all of the shares of Class B Stock then owned by the Stockholders for a purchase price per share equal to the Merger Price. At any time during the period from the fifth day prior to the End Date through the End Date, the Stockholders shall have the right, exercisable by written notice to the Company, to require that the Company or a person or entity designated by the Company purchase from the Stockholders all but not less than all of the shares of Class B Stock then owned by the Stockholders for a purchase price per share equal to the Merger Price. If the Company agrees to any merger (other than the Merger) or other business combination, in each case in which the Class B Stock would receive less than the Merger Price, or sale of shares which would result in a transfer of a controlling interest in the Company, the Stockholders shall have the right exercisable by written notice to the Company, to require that the Company or a person or entity designated by the Company purchase from the Stockholders all but not less than all of the shares of Class B Stock then owned by the Stockholders for a purchase price per share equal to the Merger Price. In addition, at any time prior to or on the End Date, the Stockholders shall have the right, exercisable by written notice to the Company, to require that the Company purchase from the Stockholders, for a purchase price per share equal to the Merger Price, all but not less than all of the shares of Class B Stock then owned by the Stockholders if, upon the purchase by the Company of such shares of Class B Stock from the Stockholders, there shall be an aggregate of less than 100,000 shares of Class B Stock issued and outstanding (subject to appropriate adjustment in the event of any stock split, combination or similar transaction). In the event that any of the rights described in this Section 9(d) are exercised, the Company or the person designated by the Company to purchase all but not less than all the Class B Stock shall pay for the shares of Class B Stock to be acquired, and the certificates representing such shares shall be delivered to the Company or such person, at a closing to be held within five business days of the date of exercise of such right (provided that if such closing may not be held at such time under applicable tender offer or other rules, it shall be held as soon as possible after such date as may be legally permissible). To the extent necessary, this Section 9(d) shall survive the termination of this Agreement following the End Date.

        Section 10.    Other Provisions.

        (a)   Counterparts.    This Agreement may be executed via facsimile or original signatures in any number of counterparts, which together shall constitute one and the same Agreement. The parties may execute more than one copy of the Agreement, each of which shall constitute an original.

        (b)   Entire Agreement.    This Agreement (including the exhibits attached hereto) constitutes the entire agreement among the parties and supersedes all prior agreements, understandings, arrangements or representations by or among the parties, written and oral, with respect to the subject matter hereof, provided, however this Agreement shall not supersede or affect any Stockholders' rights to indemnification as a director of the Company.

        (c)   Third Party Beneficiaries.    Nothing in this Agreement, express or implied, is intended or shall be construed to create any third party beneficiaries.

        (d)   Specific Performance.    The transactions contemplated by this Agreement are unique. Accordingly, each of the parties acknowledges and agrees that, in addition to all other remedies to which it may be entitled, each of the parties hereto is entitled to a decree of specific performance and injunctive and other equitable relief.

        (e)   Certain Events.    In the event of any stock split, stock dividend, merger, reorganization, recapitalization or other change in the capital structure of the Company affecting shares of Class B Stock, the number of Subject Shares, the Purchase Price and the Merger Price shall be adjusted appropriately.

        (f)    Amendment.    This Agreement may not be altered, amended or supplemented except by an agreement in writing signed by each of the parties hereto and, in the case of the Company, approved by the Special Committee.

        (g)   Notices.    All notices, requests, claims, demands or other communications hereunder shall be in writing and shall be deemed given when delivered personally, upon receipt of a transmission confirmation if sent by fax or like transmission and on the next business day when sent by Federal Express or other reputable overnight courier service to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

If to the Company:		Methode Electronics, Inc. 7401 West Wilson Avenue Chicago, Illinois 60706-4548 Attention: Chief Executive Officer Fax: (708) 867-3288 Tel: (708) 867-6777
with copies to:		Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019
	Attn:	Daniel A. Neff, Esq.
Trevor S. Norwitz, Esq.
Fax: (212) 403-2000 Tel: (212) 403-1000
Morris, Nichols, Arsht & Tunnell 1201 North Market Street Wilmington, Delaware 19801 Attn: John F. Johnston, Esq. Fax: (302) 425-4678 Tel: (302) 575-7203
If to the Stockholders:		c/o James W. McGinley 7444 West Wilson Avenue Chicago, Illinois 60706-4548 Fax: (708) 867-5884 Tel: (708) 867-9600
with a copy to:		Roy Van Cleave, Esq. 65 W. Jackson Blvd Chicago, Illinois 60604-3598 Fax: (312) 354-8354 Tel: (312) 720-5408

        (h)   Assignment.    Except as set forth in Section 9(d), neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

        (i)    Fees and Expenses.    Except as provided in Section 7(b), all costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be the responsibility of and shall be paid by the party incurring such fees or expenses, whether or not the transactions contemplated by this Agreement are consummated.

        (j)    Public Announcements.    The Company and the Trusts agree to consult with each other before issuing any press release or making any other public announcement with respect to this Agreement, except as may be required by applicable law or the Company's listing agreement with Nasdaq.

        (k)   Further Assurances.    From time to time, at the other party's request and without consideration, each party hereto shall execute and deliver such additional documents and take all such further action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

        (l)    Headings.    All Section headings herein are for convenience of reference only and are not part of this Agreement, and no construction or reference shall be derived therefrom.

        (m)  Governing Law; Consent to Jurisdiction.    This Agreement shall be governed by the laws of the State of Delaware, without giving effect to the conflict of laws principles thereof. Each party irrevocably and unconditionally consents to submit to the non-exclusive jurisdiction of the courts of the State of Delaware and of the United States of America, in each case located in the State of Delaware, for any action or proceeding arising out of or relating to this Agreement and the transactions contemplated by this Agreement. Each party irrevocably and unconditionally waives any objection to the laying of venue of any action or proceeding in the courts of the State of Delaware or of the United States of America, in each case located in the State of Delaware, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any action or proceeding brought in any such court has been brought in an inconvenient forum. Each party hereby irrevocably waives any right it may have to personal service of summons, complaint, or other process in connection with any proceeding commenced in any such court and agrees that service may be made by registered or certified mail addressed to such party and sent in accordance with the provisions of Section 10(g) hereof.

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date and year first written above.

METHODE ELECTRONICS, INC.
By:
Name:
Title:
STOCKHOLDERS
Marital Trust No. 1 and Marital Trust No. 2 Created under the William J. McGinley Trust
By:	Bank One, as successor co-trustee of Marital Trust No 1 and Marital Trust No. 2 created under the William J. McGinley Trust
By:
Its:
By:
Robert R. McGinley, as co-trustee of Marital Trust No 1 and Marital Trust No. 2 Created under the William J. McGinley Trust
By:
James W. McGinley, as co-trustee of Marital Trust No 1 and Marital Trust No. 2 Created under the William J. McGinley Trust
By:
Margaret J. McGinley, as co-trustee of Marital Trust No 1 and Marital Trust No. 2 Created under the William J. McGinley Trust
Jane R. McGinley Trust
Margaret J. McGinley
James W. McGinley
Robert R. McGinley

EXHIBIT A

Stockholder Name	Number of Shares of Class B Stock Held of Record and/or Beneficially		Purchased Shares
Marital Trust No. 1 and Marital Trust No. 2 Created under the William J. McGinley Trust	880,901
Marital Trust No. 2 under the William J. McGinley Trust	890,902	(1)	750,000
Jane R. McGinley Trust	10,001
Margaret J. McGinley	898,182	(1)
James W. McGinley	881,169	(1)(2)
Robert J. McGinley	904,209	(1)

(1)
Includes 87,277 shares held by the William J. McGinley Marital Trust No. 1 and 793,624 shares held by the William J. McGinley Marital Trust No. 2.

(2)
Includes 268 shares held by his wife.

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EXHIBIT A